Chavant Capital Acquisition Corp.

445 Park Avenue, 9th Floor

New York, NY 10022

November 13, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Beverly Singleton, Jean Yu, Jenny O’Shanick, Asia Timmons-Pierce

Re:	Acceleration Request for Chavant Capital Acquisition Corp.
Registration Statement on Form S-4
File No. 333-271197

To Whom It May Concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Chavant Capital Acquisition Corp. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-4, File Number 333-271197 (the “Registration Statement”) be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on November 13, 2023, or as soon as practicable thereafter.

Please contact John C. Ericson of Simpson Thacher & Bartlett LLP via telephone on (212) 455-3520 or via e-mail (jericson@stblaw.com), as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Thank you for your assistance with this matter.

[Signature page follows]

Securities and Exchange Commission

November 13, 2023

Sincerely, Chavant Capital Acquisition Corp.

/s/ Jiong Ma
Jiong Ma
Chief Executive Officer and President

cc:	Beverly Singleton Jean Yu Jenny O’Shanick Asia Timmons-Pierce Securities and Exchange Commission John C. Ericson
Simpson Thacher & Bartlett LLP